UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                       CHINA FUNDAMENTAL ACQUISITION CORP.
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    G2156W209
                                 (CUSIP Number)

                                  JUNE 2, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|      Rule  13d-1(b)
     |X|      Rule  13d-1(c)
     |_|      Rule  13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2156W209

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     GENESIS CAPITAL ADVISORS LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        320,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    320,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     320,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP No. G2156W209

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     JAIME HARTMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        320,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    320,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     320,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. G2156W209

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     ETHAN BENOVITZ
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        320,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    320,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     320,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. G2156W209

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     DANIEL SAKS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        320,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    320,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     320,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

ITEM  1.

(A)   NAME OF ISSUER

      China Fundamental Acquisition Corp., a company incorporated in the Cayman Islands (the "Company")

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      19 Des Voeux Road
      Room 2301
      Central  Hong Kong

ITEM 2.

(A)   NAME OF PERSONS FILING
(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
(C)   CITIZENSHIP

      Genesis Capital Advisors LLC
      255 Huguenot Street
      Suite 1103
      New Rochelle, NY 10801
      Citizenship: Delaware

      Jaime Hartman
      c/o Genesis Capital Advisors LLC
      255 Huguenot Street
      Suite 1103
      New Rochelle, NY 10801
      Citizenship: United States

      Ethan Benovitz
      c/o Genesis Capital Advisors LLC
      255 Huguenot Street
      Suite 1103
      New Rochelle, NY 10801
      Citizenship: United States

      Daniel Saks
      c/o Genesis Capital Advisors LLC
      255 Huguenot Street
      Suite 1103
      New Rochelle, NY 10801
      Citizenship: United States

(D)   TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value $0.001 per share ("Ordinary Shares")

(E)   CUSIP NUMBER

G2156W209

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___   An   investment    adviser   in   accordance   with   240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

      As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 320,000 Ordinary Shares, held by Genesis Capital Advisors LLC ("Genesis"), which shares are a constituent part of the Company's units ("Units"), of which Genesis holds 320,000. Each Unit consists of one Ordinary Share and one warrant ("Warrant"). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $5.00. Each Warrant will become exercisable on the later of the Company's completion of a business combination and May 15, 2009, and will expire on May 15, 2012, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore the Warrants are not exercisable.

      Jaime Hartman, Ethan Benovitz and Daniel Saks are the managing members of Genesis. As a result, Messrs. Hartman, Benovitz and Saks may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Genesis. The foregoing should not be construed in and of itself as an admission by Messrs. Hartman, Benovitz and Saks as to beneficial ownership of shares owned by Genesis.

      (b) Percent of class:

5.9% of the Company's Ordinary Shares (see Item 4(a) above), which percentage was calculated based on 5,334,375 Ordinary Shares outstanding as of May 28, 2008, as reported by the Company on its Form 6-K, filed June 13,2008.

      (c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote:

            -0-

      (ii) Shared power to vote or to direct the vote:

            320,000

      (iii) Sole power to dispose or to direct the disposition of:

            -0-

      (iv) Shared power to dispose or to direct the disposition of:

            320,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008

                                        Genesis Capital Advisors LLC



                                        By:  /s/  Jaime Hartman
                                             ----------------------------
                                             Name:  Jaime Hartman
                                             Title: Managing Member


                                             /s/ Jaime Hartman
                                             ----------------------------
                                                Jaime Hartman


                                             /s/ Ethan Benovitz
                                             ----------------------------
                                                Ethan Benovitz


                                             /s/ Daniel Saks
                                             ----------------------------
                                                Daniel Saks

CUSIP No. 406548206

                                  SCHEDULE 13G
                                    EXHIBIT I
                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value$0.001 per share, of China Fundamental Acquisition Corp., a company incorporated in the Cayman Islands, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed and original, but all of which together shall constitute one and the same instrument.

Dated: July 1, 2008

                                        GENESIS CAPITAL ADVISORS LLC



                                        By:  /s/  Jaime Hartman
                                             ----------------------------
                                             Name:  Jaime Hartman
                                             Title: Managing Member


                                             /s/ Jaime Hartman
                                             ----------------------------
                                                Jaime Hartman


                                             /s/ Ethan Benovitz
                                             ----------------------------
                                                Ethan Benovitz


                                             /s/ Daniel Saks
                                             ----------------------------
                                                Daniel Saks